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                                   Exhibit 5

                              LAZARD FRERES & CO.
                             One Rockefeller Plaza
                            New York, New York 10020


August 18, 1994

VIA FACSIMILE


Mr. Malcolm I. Glazer
1482 South Ocean Blvd.
Palm Beach, Florida 33480

Dear Mr. Glazer:

Lazard Freres & Co. ("Lazard"), acting as riskless principal on behalf of a third party seller (the "Seller"), hereby confirms its sale to Mr. Malcolm I. Glazer, on behalf of certain affiliated trusts ("Glazer"), and Mr. Glazer hereby confirms its purchase from Lazard, acting as riskless principal for the Seller, of 995,698 shares of common stock of Envirodyne Industries, Inc. (the "Shares") at a net price of $5.125 per share.

This transaction will settle on a "delayed delivery basis" and is expressly conditioned upon Glazer's successful satisfaction of the Condition Precedent (defined below). Settlement (i.e., payment of the sale price and delivery of physical certificates) shall take place five business days after the expiration or early termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "Condition Precedent") applicable to this transaction.

Glazer further acknowledges that Lazard has made no representations or warranties in connection with this transaction and shall have no obligation or liability in connection herewith in the case the Condition Precedent are not satisfied.

Please sign below to indicate your acceptance and return this agreement to us by facsimile at 212-632-6655.

                                  Sincerely yours,

                                  S/John V. Doyle
                                  John V. Doyle
                                  General Partner
                                  Lazard Freres & Co.


Agreed and accepted:


By: S/Malcolm I. Glazer
    ----------------------------
Title: Trustee
Date: August 18, 1994





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